April 27, 2018

Douglas H. Marshall
Associate General Counsel and Assistant Secretary
Xerox Corporation
201 Merritt 7
Norwalk, Connecticut 06851

       Re:    Xerox Corporation
              PRER14A filed on April 25, 2018
              File No. 001-04471

Dear Mr. Marshall:

        We have reviewed your filing and have the following comment. Please respond to this letter by amending your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to our comment, we may have additional comments.

Background of the Solicitation, page 7

   1. We note the disclosure in your soliciting materials filed on April 27, 2018, which states that Xerox has entered into discussions with Fujifilm regarding a potential increase in consideration to be received by Xerox shareholders in Xerox's proposed combination with Fuji Xerox. Please update your proxy statement to include disclosure regarding this development, including disclosure about the events leading to this development and why it is occurring.
 Douglas H. Marshall, Esq.
Xerox Corporation
April 27, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Bryan Hough, Attorney Advisor, at (202) 551-8625 or me at (202) 551-
3263 if you have any questions regarding our comments.


                                                          Sincerely,

                                                          /s/ Christina Chalk

                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers and
Acquisitions



cc:    Ariel J. Deckelbaum, Esq.
       Paul, Weiss, Rifkind, Wharton & Garrison LLP